UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Biomea Fusion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09077A106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 09077A106

1.	Names of Reporting Persons. Thomas Butler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,971,884
	6.	Shared Voting Power 480,790
	7.	Sole Dispositive Power 2,971,884
	8.	Shared Dispositive Power 480,790

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,452,674 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6% (2)
12.	Type of Reporting Person IN

(1)

Consists of (i) 2,493,407 shares of Common Stock held directly by Thomas Butler, (ii) 478,477 shares of Common Stock issuable within 60 days after December 31, 2022 upon the exercise of options held directly by Thomas Butler, (iii) 228,470 shares of Common Stock held directly by Point Sur Investors Fund I, L.P. (“Point Sur Investors Fund”), and (iv) 252,320 shares of Common Stock held directly by Point Sur Investors, LLC (“Point Sur LLC”). Point Sur LLC is the General Partner of Point Sur Investors Fund. Thomas Butler and Rainer M. Erdtmann are the managing members of Point Sur LLC. As such, Mr. Butler and Mr. Erdtmann have shared voting and dispositive power over the securities held by Point Sur Investors Fund and Point Sur LLC.

(2)

Percentage ownership is based on (i) 29,396,246 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022, (ii) 478,477 shares of Common Stock issuable within 60 days after December 31, 2022 upon the exercise of options held directly by Thomas Butler, which have been added to the Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

13G/A

CUSIP No. 09077A106

1.	Names of Reporting Persons. Point Sur Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 480,790
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 480,790
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 480,790 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6% (2)
12.	Type of Reporting Person PN

(1)

Consists of (i) 228,470 shares of Common Stock held directly by Point Sur Investors Fund I, L.P. (“Point Sur Investors Fund”) and (ii) 252,320 shares of Common Stock held directly by Point Sur Investors, LLC (“Point Sur LLC”). Point Sur LLC is the General Partner of Point Sur Investors Fund and as such, has voting and dispositive power over the securities held by Point Sur Investors Fund.

(2)

Percentage ownership is based on 29,396,246 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.

13G/A

CUSIP No. 09077A106

1.	Names of Reporting Persons. Point Sur Investors Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 228,470
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 228,470
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12.	Type of Reporting Person PN

(1)

Percentage ownership is based on 29,396,246 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.

CUSIP No. 09077A106

ITEM 1.

(a) Name of Issuer: Biomea Fusion, Inc.

(b) Address of Issuer’s Principal Executive Offices:	900 Middlefield Road, 4th Floor
Redwood City, CA 94063

ITEM 2.

(a) Name of Person Filing:

Thomas Butler

Point Sur Investors, LLC

Point Sur Investors Fund I, L.P.

(b) Address of Principal Business Office, or if None, Residence:

Thomas Butler	c/o Biomea Fusion, Inc. 900 Middlefield Road, 4th Floor Redwood City, CA 94063

Point Sur Investors, LLC	1073 Arlington Blvd. El Cerrito, CA 94530

Point Sur Investors Fund I, L.P.	1073 Arlington Blvd. El Cerrito, CA 94530

(c) Citizenship:

Thomas Butler	United States of America

Point Sur Investors, LLC	Delaware

Point Sur Investors Fund I, L.P.	Delaware

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 09077A106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a— 8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Thomas Butler	Not applicable
Point Sur Investors, LLC	Not applicable
Point Sur Investors Fund I, L.P.	Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The information set forth in Row 9 of the cover tables to this Amendment No. 1 to the Schedule 13G (“Schedule 13G/A”) is incorporated by reference with respect to each Reporting Person.

(b) Percent of class:

The information set forth in Row 11 of the cover tables to this Schedule 13G/A is incorporated by reference with respect to each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

The information set forth in Row 5 of the cover tables to this Schedule 13G/A is incorporated by reference with respect to each Reporting Person.

(ii) Shared power to vote or to direct the vote

The information set forth in Row 6 of the cover tables to this Schedule 13G/A is incorporated by reference with respect to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

The information set forth in Row 7 of the cover tables to this Schedule 13G/A is incorporated by reference with respect to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

The information set forth in Row 8 of the cover tables to this Schedule 13G/A is incorporated by reference with respect to each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

THOMAS BUTLER

By:	/s/ Thomas Butler

POINT SUR INVESTORS FUND, LLC

By:	/s/ Thomas Butler
Name:	Thomas Butler
Title:	Authorized Signatory

POINT SUR INVESTORS FUND I, L.P.

By:	/s/ Thomas Butler
Name:	Thomas Butler
Title:	Authorized Signatory